SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

LONGDUODUO COMPANY LIMITED

(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

54303E209
(CUSIP Number)

ZHANG LIANG 419 Floor 4, Comprehensive Building, Second Light Hospital Ordos Street, Yuquan District, Hohhot Inner Mongolia, P.R. China 86-0472-510-4980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box.☐

(Continued on following pages)

(page 1 of 5 pages)

CUSIP No. 54303E209	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Zhang Liang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS * PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
15,392,015
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
15,392,015
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,392,015
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 51.3%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 54303E209	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the “Common Stock”) of Longduoduo Company Limited, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at G3-5-8016, Shui’an Town, Ruyi Headquarters Base, Hohhot Economic Development Zone, Inner Mongolia, China.

Item 2. Identity and Background

a.	Name: Zhang Liang

b.	Business Address: 419 Floor 4, Comprehensive Building, Second Light Hospital, Ordos Street, Yuquan District, Hohhot Inner Mongolia, P.R. China

c.	Present employment: Self.

d.	During the past five years, Zhang Liang has not been convicted in any criminal proceeding.

e.	During the past five years, Zhang Liang has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship: People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Company issued the shares in the Company to Zhang Liang in exchange for 5,131 ordinary shares of Longduoduo Company Limited, a Hong Kong limited company.

Item 4. Purpose of Transaction.

The Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

CUSIP No. 54303E209	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) The Reporting Person has effected no transaction in the Company’s common stock during the preceding 60 days.

(d) No other person has a beneficial interest in the shares owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 54303E209	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023	/s/ Zhang Liang
Zhang Liang